P.S. 9/9

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED SEP 11 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 151

Report of Foreign Issuer
September 09, 2002

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

02057699

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

PROCESSED
SEP 16 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

C O M P A N Y

WIMM-BILL-DANN FOODS OJSC ANNOUNCES INTERIM 2002 FINANCIAL RESULTS

Wimm-Bill-Dann demonstrates steady top-line growth, increases geographical presence

Moscow, Russia – September 9, 2002 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced its financial results for the six months ended June 30, 2002.

During the first half of 2002, Wimm-Bill-Dann Foods demonstrated strong revenue, gross profit growth and widening geographical coverage. Sales were up 21.5% compared to the same period last year, gross profit improved 35.8% compared to the same period last year. Gross margin increased to 30.2% in 1H 2002 from 27.1% in 1H 2001, EBITDA increased by 1.5%, net income level was maintained.

Commenting on today's announcement, Sergei Plastinin, CEO of Wimm-Bill-Dann Foods OJSC, said: "The first six months of 2002 saw a continuing increase in sales momentum and underlying gross profit, which reflects our determination to grow our business steadily and profitably. We are on track with our national expansion plans. As expected, this has resulted in a temporary increase in costs compared to last year. We currently own 19 production facilities spread across diverse geographical regions, and I believe we already have an unmatched presence in the market place. We remain committed to becoming a truly nation-wide dairy and juice manufacturer of choice with a vision towards investing for the future."

Key Operating and Financial Indicators of 1H 2002

	2002 H1	**2001 H1**	**Change**
Sales volumes, thousand tons	688.2	578.6	18.9%
	US$ 'mln	US$ 'mln	
Sales	**402.9**	**331.6**	**21.5%**
Gross profit	**121.8**	**89.7**	**35.8%**
Gross margin, %	**30.2%**	**27.0%**	**3.2%**
Selling and distribution expenses	(50.6)	(24.3)	108.2%
General and administrative expenses	(29.8)	(25.3)	17.8%
Operating income	**38.4**	**38.2**	**0.5%**
Financial income and expenses, net	(7.0)	(2.9)	141.4%
Net income from continuing operations	**22.4**	**23.1**	**(3.0%)**
EBITDA	**46.7**	**46.0**	**1.5%**

Wimm-Bill-Dann sales amounted to US$ 402.9 million in the first half 2002 compared to US$ 331.6 million in the first half 2001.

Sales in Wimm-Bill-Dann's Dairy Segment grew 15.2% from US$ 237.9 million in the first half 2001 to US$ 274.1 million in the first half 2002, which is primarily due to increase in our dairy products sales volumes. Sales in Wimm-Bill-Dann's Juice Segment increased 37.5% from US$ 93.6 million in the first half 2001 to US$ 128.7 million in the first half 2002, which is primarily due to increase in our juice products sales volumes.

Cost of sales showed a positive evolution as a percentage of sales in the first half 2002. The company benefited from certain volume discounts and synergies leading to economies of scale.

Gross margins in the Dairy Segment increased from 25.7% in the first half of 2001 to 28.2% in the first half of 2002. The variation is primarily due to a decline in raw milk prices. Gross margins in the Juice Segment increased from 30.9% in the first half of 2001 to 34.8% in the first half of 2002. The variation is primarily due to a shift in demand towards lower priced brands and a change in production technologies.

Selling and distribution increased in the first half of 2002 both in absolute terms and as a percentage of sales due to higher transportation costs, personnel expenses and advertising and marketing expenses.

The rise in transportation expenses reflects increasing transportation tariffs, growth in the number of routes serviced, as well as group's expanded geographical coverage. Personnel expenses as part of both selling and distribution and general and administrative expenses increased due to overall wage and salary increases, reflecting current market rates, and an increase in the number of our employees. The increase in advertising and marketing expenses is due to an enhanced and competitive advertising strategy and a rise in TV-advertising rates.

Net financial income and expenses grew due to an increase in debt servicing charges and current bank charges. The company's debt retirement program undertaken at the end of the first quarter of 2002 had a positive effect on our interest expenses in the second quarter of 2002 and we expect this trend to continue for the upcoming months.

As a result of a combination of various cost increases, EBITDA margin in the first half of 2002 was 11.6% versus 13.9% in the first half 2001.

The company's management will discuss its half-year 2002 results in a conference call on September 9th, 2002 at 5 pm Moscow time (9 am EDT in New York). Please refer to the attached list for details of the call.

- Ends -

For further enquiries contact:

Wimm-Bill-Dann
Kira Kiryuhina,
Manager, Public Relations Department
Tel: +7 095 733 9726
Email: kiryuhina@wbd.ru

Shared Value Ltd
Marina Boughton,
Partner
Tel: +44 207 321 5019
Email: mboughton@sharedvalue.net

WIMM-BILL-DANN FOODS

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2001 (UNAUDITED)
AND JUNE 30, 2002 (UNAUDITED)

(Amounts in thousands of U.S. dollars)

	Six months ended June 30, 2001 (unaudited)	Six months ended June 30, 2002 (unaudited)
SALES	$ 331,551	$ 402,866
COST OF SALES	(241,900)	(281,104)
Gross profit	89,651	121,762
SELLING AND DISTRIBUTION EXPENSES	(24,286)	(50,556)
GENERAL AND ADMINISTRATIVE EXPENSES	(25,282)	(29,761)
OTHER OPERATING EXPENSES	(1,928)	(3,024)
Operating income	38,155	38,421
FINANCIAL INCOME AND EXPENSES, NET	(2,859)	(7,032)
Income before provision for income taxes and minority interest	35,296	31,389
PROVISION FOR INCOME TAXES	(8,737)	(7,400)
MINORITY INTEREST	(3,471)	(1,575)
INCOME FROM CONTINUING OPERATIONS	23,088	22,414
Income from discontinued operations	103	-
NET INCOME	$ 23,191	$ 22,414
EBITDA	$ 46,034	$ 46,702

WIMM-BILL-DANN FOODS

CONSOLIDATED AND COMBINED BALANCE SHEETS
AS OF DECEMBER 31, 2001 AND JUNE 30, 2002 (UNAUDITED)

(Amounts in thousands of U.S. dollars)

	December 31, 2001	June 30, 2002 (unaudited)
CURRENT ASSETS:		
Cash and cash equivalents	$ 6,919	$ 103,214
Trade receivables, net	25,271	34,471
Inventory, net	89,501	84,357
Taxes receivable	34,917	44,661
Advances paid	13,069	23,110
Other current assets	10,118	7,394
Total current assets	179,795	297,207
PROPERTY, PLANT AND EQUIPMENT, net	155,009	180,226
GOODWILL, net	11,179	14,951
NET INVESTMENT IN DIRECT FINANCING LEASES – long-term portion	4,076	3,883
INVESTMENTS	2,319	3,345
OTHER ASSETS	339	8,580
Total long-term assets	172,922	210,985
Total assets	$ 352,717	$ 508,192
CURRENT LIABILITIES:		
Trade accounts payable	$ 53,938	$ 61,409
Advances received	2,088	4,179
Short-term loans	91,928	49,975
Long-term loans, current portion	8,099	2,871
Bonds payable	16,832	15,900
Taxes payable	14,279	18,630
Accrued liabilities	9,098	8,507
Government grants – current portion	2,545	2,545
Other payables	5,097	6,550
Total current liabilities	203,904	170,566
LONG-TERM LIABILITIES:		
Long-term loans	5,163	7,201
Deferred taxes	3,929	3,775
Government grants – long-term portion	13,348	12,882
Other long-term payables	17,986	23,605
Total long-term liabilities	40,426	47,463
Total liabilities	244,330	218,029
MINORITY INTEREST	23,376	20,690
SHAREHOLDERS' EQUITY:		
Common stock	24,063	29,908
Share premium account	7,850	164,053
Retained earnings	53,098	75,512
Total shareholders' equity	85,011	269,473
Total liabilities and shareholders' equity	$ 352,717	$ 508,192

CONFERENCE CALL DETAILS

A conference call to discuss the results will be held at 09.00 New York time / 14.00 London time / 17.00 Moscow time, on Monday, September 9, 2002. The UK dial-in number is: +44 20 8781 0598 and US dial-in number is +1 703 925 2400; participants should quote 'Wimm-Bill-Dann'. Please dial in 5 minutes prior to the start of the conference call to allow time for registration. A recording of the conference call will be available for one week, commencing one hour after the live call has finished, on Freephone 0500 637 880 (within UK only) +44 20 8288 4459 (UK) and, +1 703 736 7336. Access code for both calls: 168242.

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to conform them to actual results. We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company's most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned "Risk Factors" in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

Notes to Editors

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The company currently owns 19 manufacturing facilities in 15 locations in Russia and the Commonwealth of Independent States (CIS), as well as affiliates in 26 cities in Russia and the CIS. The company also distributes its products in Canada, Germany, Israel, the Netherlands, the UK and the United States through both its own distribution network and independent distributors.

In Moscow alone, there are over 2,000 shops working directly with Wimm-Bill-Dann, offering its wide range of products to consumers. The company also supplies its products to Russia's Presidential Administration, Federation Council, embassies and banks, airlines and schools, to name but a few.

Wimm-Bill-Dann has a strong and diversified branded portfolio with over 1,100 types of dairy products and over 170 types of juice, nectars and still drinks. The company currently employs 15,000 people.

Wimm-Bill-Dann was rated fourth best in the latest Brunswick UBS Warburg survey of corporate governance in Russia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By: ______________________
Name: Vladimir V. Preobrajensky
Title: Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: September 09, 2002

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